October 22, 2024

Gary Gerson
Chief Financial Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 100
McLean, VA 22102

       Re: Gladstone Commercial Corporation
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-33097
Dear Gary Gerson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Note 1. Organization, Basis of Presentation and Significant Accounting Policies Revision of Previously Issued Financial Statements, page 63

1. We note the company evaluated the errors related to the calculation of depreciation of tenant funded improvement assets and determined that the related impact was not material to the consolidated financial statements. We also note that the depreciation and amortization adjustments represent approximately 11% and 14% of net income, as revised, for the fiscal years ended December 31, 2021 and 2022, respectively. Please provide us with your detailed materiality analysis supporting your conclusion that the impact of the errors is not material, particularly to the Consolidated Statements of
       Operations. Refer to SAB 99, Materiality, codified in ASC 250-10-S99.
Also,
       separately address in detail how the errors impacted your conclusions regarding the effectiveness of your disclosure controls and procedures and your internal control over financial reporting. We note from your disclosure in your Form 10-Q for the quarterly period ended June 30, 2023 that there were no changes in your internal control over financial reporting when the errors was first identified and reported. In your response, please explain to us the specific nature and design of the control or
 October 22, 2024
Page 2

       controls that you believe failed regarding these errors, describe in further detail your evaluation of the severity of the control deficiencies and how you considered whether it was reasonably possible that such control deficiencies would fail to prevent or detect a material misstatement.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction